THE LAW OFFICE OF

RONALD N. VANCE & ASSOCIATES, P. C.

Attorneys at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

Ronald N. Vance

TELEPHONE (801) 446-8802

Brian M. Higley

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

EMAIL: brian@vancelaw.us

August 16, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Desert Hawk Gold Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 5, 2012

Response dated July 31, 2012

File No. 333-169701

Dear Ms. Jenkins:

We are in receipt of your letter dated August 6, 2012, addressed to Desert Hawk Gold Corp. (the “Company”) in regard to the above-referenced annual report.  We have been authorized by the Company to provide you the following responses to the comments in your letter:

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 11—DMRJ Group Funding, Page F-18

Comment #1:  We note our response to prior comment two from our letter dated July 18, 2012 indicating that you did not consider FASB ASC Subtopic 470-50 in determining whether there was an extinguishment of debt as a result of the modification to your convertible notes.   We understand that you have subsequently reconsidered this guidance and have determined that the debt instruments are substantially different; however, you have not recorded a gain or loss on extinguishment.   As you have demonstrated that the debt instruments are substantially different, please determine the fair value of the new debt instrument, quantify the amount of gain or loss that would be recognized to comply with FASB ASC Section 470-50-40 and tell us whether this amount is material to your financial statements.

Response:  As stated in the Company’s previous response, the change in the conversion rate from $1.50 to $0.70 was determined to be a substantial change that required accounting for the modification as an extinguishment.  Management determined that loss on extinguishment on the modification to our convertible notes to be as follows:

Reacquisition price	$600,000
Carrying value of debt on
modification date	435,602
Loss on extinguishment	$164,398

Tia L. Jenkins

August 16, 2012

The fair value of the note on the date of the change was determined to be $600,000 based on the following:

1)

The principal amount of the note is $600,000.  The note bears a 15% interest rate which is considered to be the market rate for the company because it is the same rate on the debt agreement entered into in the same time period as this modification.

2)

The amount of $600,000 also represents the fair value of the shares into which the note is convertible on the date of modification.

Therefore, the 2010 financial statements should have included a loss on extinguishment of $164,398.  In addition, accretion of the debt discount from the date of the modification through December 31, 2010 in the amount of $29,915 should be reversed.  This result is a net understatement of 2010 net loss of $134,483 or 4.4%.

The effect on the 2011 net loss would be a decrease of $69,320 or 1% which represents the amount of accretion of the debt discount that should not have been recognized because the discount should had been eliminated in 2010 under extinguishment accounting.

The Company does not believe that the impact of this misstatement is material to the financial statements.  Firstly, the misstatement is not quantitatively material to the Company’s 2010 and 2011 financial statements.  Secondly, the users of the Company’s financial statements are more concerned with 1) the Company’s exploration and development efforts and 2) its cash obligations.  The misstatement does not impact either of these factors.  Therefore, management does not believe that restating the financial statements would be beneficial.

The Company has authorized me to convey to you that it acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company if further information is required.

Sincerely,

/s/ Ronald N. Vance

cc:

Robert E. Jorgensen, CEO

DeCoria, Maichel & Teague, PS